As filed with the Securities and Exchange Commission on January 5, 2012

Securities Act File No. 333-177629

Investment Company Act File No. 811-06342

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

☐	Registration Statement Under the Securities Act of 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 1

and/or

☒	Registration Statement Under the Investment Company Act of 1940
☒	Amendment No. 14

Aberdeen Global Income Fund, Inc.

(Exact Name of Registrant as Specified In Charter)

1735 Market Street, 32nd Floor

Philadelphia, Pennsylvania 19103

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:  1-866-839-5205

Lucia Sitar, Esq.

c/o Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, Pennsylvania 19103

(Name and Address of Agent For Service)

Copies of information to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, New York  10019

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-177629 and 811-06342) of Aberdeen Global Income Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No.1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Item 25.                                                    Financial Statements and Exhibits

1.     Financial Statements

Part A

None

Part B

The following statements of the Registrant will be incorporated by reference in Part B of the Registration Statement:

(i)                                     Portfolio of Investments as of October 31, 2011

(ii)                                  Statement of Assets and Liabilities as of October 31, 2011

(iii)                               Statement of Operations for the fiscal year ended October 31, 2011

(iv)                              Statement of Cash Flows for the fiscal year ended October 31, 2011

(v)                                 Statement of Changes in Net Assets for the fiscal year ended October 31, 2011 and for the fiscal year ended October 31, 2010

(vi)                              Notes to the Financial Statements for the fiscal year ended October 31, 2011

(vii)                           Report of Independent Registered Public Accounting Firm dated December 28, 2011

2.    Exhibits

(a)(1)                    Articles of Amendment and Restatement dated as of April 27, 2006. (1)

(a)(2)                    Certificate of Notice dated as of December 12, 2005. (1)

(a)(3)                    Certificate of Notice dated as of September 12, 2006. (1)

(a)(4)                    Certificate of Notice dated as of April 13, 2007. (1)

(a)(5)                    Certificate of Notice dated as of May 17, 2007. (1)

(b)                                 Amended and Restated By-Laws of the Fund dated as of December 9, 2008. (1)

(c)                                  Not applicable.

(d)                                 Article 6 of the Fund’s By-Laws (Bylaw-Six: Stock); see Exhibit 99.b - the Amended and Restated By-Laws of the Fund dated as of December 9, 2008.

(e)                                  Direct Stock Purchase and Dividend Reinvestment Plan for the Fund dated as of September 24, 2010. (1)

(f)                                    Not applicable.

(g)(1)                   Investment Advisory Agreement between the Registrant and Aberdeen Asset Management Limited dated as of June 7, 2006. (1)

(g)(2)                   Investment Management Agreement between the Registrant and Aberdeen Asset Management Asia Limited dated as of June 7, 2006. (1)

(g)(3)                   Investment Sub-Advisory Agreement between the Registrant and Aberdeen Asset Management Investment Services Limited dated as of March 6, 2009. (1)

(h)                                 Sales Agreement with JonesTrading Institutional Services LLC dated January 3, 2012.*

(i)                                     Not applicable.

(j)(1)                       Second Amendment to the Custodian Agreement between the Registrant and State Street Bank and Trust Company dated as July 8, 2005. (1)

(j)(2)                       Amendment to the Custodian Agreement between the Registrant and State Street Bank and Trust Company dated as of February 26, 2010. (1)

(k)(1)                    Registrar, Transfer Agency and Service Agreement between the Fund, Computershare Trust Company, N.A., and Computershare, Inc. dated as of July 23, 2010. (1)

(k)(2)                    Administrative Agreement between the Fund and Aberdeen Asset Management Inc. dated as of September 30, 2004. (1)

(k)(3)                    Amendment to the Administration Agreement between the Fund and Aberdeen Asset Management Inc. dated as of February 1, 2010. (1)

(k)(4)                    Sub-Administration Agreement between the Fund and State Street Bank and Trust Company dated as of February 26, 2010. (1)

(k)(5)                    Investor Relations Service Agreement between the Fund and Aberdeen Asset Management Inc. dated as of February 1, 2010. (1)

(l)                                     Opinion and Consent of Venable LLP.*

(m)                               Not applicable.

(n)                                 Opinion and Consent of KPMG LLP, independent registered public accounting firm for the Fund. (2)

(o)                                 Not applicable.

(p)                                 Not applicable.

(q)                                 Not applicable.

(r)(1)                      Code of Ethics of Aberdeen Pursuant to Rule 17-j of the Investment Company Act of 1940. (1)

(r)(2)                      Code of Ethics of the Fund Pursuant to Rule 17-j of the Investment Company Act of 1940. (1)

(s)(1)                    Powers of Attorney executed by Directors, President and Treasurer of the Fund. (1)

(s)(2)                    Certificate of Secretary. (1)

*                                         Filed herewith.

(1)                                  Previously filed as an exhibit to the Registrant’s registration statement filed with the SEC via EDGAR on October 31, 2011 and incorporated herein by reference.

(2)                                  Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed with the SEC via EDGAR on December 29, 2011 and incorporated herein by reference.

Item 26.                                                    Marketing Arrangements

See “Underwriting” in the Prospectus.

Item 27.                                                    Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses to be incurred in connection with the offering described in the Registration Statement:

Registration fees	$7,000
Printing	$18,000
FINRA fees	$6,500
Legal fees and expenses	$243,000
Auditing fees and expenses	$30,000
Miscellaneous	$5,500
Total	$310,000

Item 28.                                                    Persons Controlled By or Under Common Control with Fund

None.

Item 29.                                                    Number of Holders of Securities

Title of Class	Number of Record Holders at October 31, 2011
Common Stock, par value $0.001 per share	6,968

Item 30.                                                    Indemnification

Section 2-418 of the General Corporate Law of Maryland, the state in which the Registrant was organized, empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorney’s fees, judgments, fines and certain settlements), including the advancement of expenses, actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party.  In order to obtain advancements on expenses a director or officer must, among other requirements stated in the Registrant’s bylaws, provide a written affirmation of good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any advance if it is determined that such standard was not met.  Indemnification of directors and officers will not be provided when a director or officer shows willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.  The indemnification of directors and officers continues after such person has ceased being a director or officer, with regard to the duties performed while employed or in offices with the Registrant, and the benefits of indemnification inure to the heirs, executors and administrators of such person.  Employees and agents who are not directors or officers of the Registrant may be indemnified.

Article IX of the Registrant’s Articles of Amendment and Restatement, dated as of April 27, 2006, provides:

ARTICLE IX: Liability; Indemnification.

(a)                                  Indemnification.

The Corporation, including its successors and assigns, shall indemnify its Directors and Officers and make advanced payment of related expenses to the fullest extent permitted, and in accordance with the procedures required, by the General Laws of the State of Maryland and the Investment Company Act In of 1940, as amended.  The By-Laws may provide that the Corporation shall indemnify its employees and/or agents in any manner and within such limits as permitted by applicable law.  Such indemnification shall be in addition to any other right or claim to which any Director, Officer, employee or agent may otherwise be entitled.  The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or employee benefit plan, against any liability (including, with respect to employee benefit plans, excise taxes) asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the Corporation would have had the power to indemnify against such liability.  The rights provided to any person by this Article IX shall be enforceable against the Corporation by such person who shall be presumed to have relied upon such rights in serving or continuing to serve in the capacities indicted herein.  No amendment of the Corporation’s Charter shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

(b)                                 Liability for Money Damages.

To the fullest extent permitted by the MGCL and the Investment Company Act of 1940, as amended, no Director or Officer of the Corporation shall be liable to the Corporation or to its stockholders for money damages.  No amendment to the Corporation’s Charter or repeal of any of its provisions shall limit or eliminate the benefits provided to Directors and Officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

(c)                                  Reliance.

In performance of his duties, a director is entitled to rely on information, opinion, report, or statement, including any financial statement or other financial data, prepared by others, to the extent not inconsistent with the General Laws of the State of Maryland.  A person who performs his duties in accordance with the standards of Article 2-405.1 of the MGCL or otherwise in accordance with applicable law shall have no liability by reason of being or having been a Director of the Corporation.

Article IX of the Registrant’s bylaws (as amended to date) provides:

Section 1. Indemnification of Directors and Officers.  The Corporation shall, to the fullest extent permitted by the MGCL and the 1940 Act, indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse the reasonable expenses in advance of ultimate disposition of a proceeding to any individual who is a present or former Director or officer of the Corporation and (a) who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) serves or has served at the request of the Corporation as a director, officer, partner, member, trustee, employee, agent or fiduciary of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.  The indemnification and other rights provided by this Article shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 2. Indemnification of Employees and Agents.  Employees and agents who are not officers or Directors of the Corporation and each Director Emeritus may be indemnified, and the reasonable expenses of such employee, agent or Director Emeritus may be paid or reimbursed, as may be provided by action of the Board of Directors or by contract, subject to any limitations imposed by the MGCL or the 1940 Act.

Section 3. Other Rights.  The Board of Directors may make further provision consistent with law for indemnification and advance of expenses to any Director, Director Emeritus, officer, employee or agent by resolution, agreement or otherwise.  The indemnification provided by this Article shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking indemnification may be entitled under any insurance or other agreement or resolution of stockholders or Disinterested Directors or otherwise.

Section 4. Amendments.  Neither the amendment nor repeal of this Article IX, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article IX, shall apply to or affect in any respect the applicability of this Article IX with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 5. Insurance.  The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Director Emeritus, officer, employee or agent of the Corporation or who, while a Director, Director Emeritus, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, other enterprise or employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position; provided that no insurance may be purchased by the Corporation on behalf of any person against any liability to the Corporation or to its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Reference is made to Section 3 of the Management Agreement, filed as Exhibit (g)(2), for provisions relating to limitation of liability of the Investment Manager. Reference is made to Section 3 of the Advisory Agreement, filed as Exhibit (g)(1), for provisions relating to limitation of liability of the Investment Adviser.

The Fund has entered into a separate agreement with each of the Fund’s Directors, pursuant to which the Fund has agreed to indemnify each Director against expenses reasonably incurred by such Director in a proceeding arising out of or in connection with the Director’s service to the Fund, to the maximum extent permitted by the Maryland General Corporation Law and the Investment Company Act of 1940, as amended.

Insofar as indemnification for liability arising under the 1933 Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.                                                    Business and Other Connections of the Investment Adviser

The information in the Statement of Additional Information under the caption “Management—Directors and Officers” is incorporated by reference.

The Form is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the commission pursuant to the 1940 Act (SEC No. 801-12880).

Item 32.                                                  Location of Accounts and Records

Investment Manager:

Aberdeen Asset Management Asia Limited

21 Church Street

#01-01 Capital Square Two

Singapore 049480

Investment Adviser:

Aberdeen Asset Management Limited

Level 6, 201 Kent Street

Sydney, NSW 2000, Australia

Investment Sub-Adviser:

Aberdeen Asset Management Investment Services Limited
Bow Bells House
1 Bread Street
London, United Kingdom
EC4M 9HH

Administrator:

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Custodian:

State Street Bank and Trust Company

One Heritage Drive

North Quincy, MA 02171

Transfer Agent:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940

Item 33.                                                  Management Services

Not applicable.

Item 34.                                                    Undertakings

(1)                                  The Registrant hereby undertakes to suspend the offering of Shares until the prospectus is amended if:

(a)                                  Subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement; or

(b)                                 The net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

(2)                                  Not applicable.

(3)                                  Not applicable.

(4)         (a)                                      to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)                                  to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)                                  to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)                                  to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)                                 that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)                                  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)                                 that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)                                  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)                               any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)                               the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)                               any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)          (a)                                   The Registrant hereby undertakes that for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)                              The Registrant hereby undertakes that for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)                               The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania, on the 5th day of January 2012.

ABERDEEN GLOBAL INCOME FUND, INC.

By:	/s/ Christian Pittard*
Name:	Christian Pittard
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Name	Title	Date

/s/ P. Gerald Malone*	Chairman	January 5, 2012
P. Gerald Malone

/s/ Christian Pittard*	President	January 5, 2012
Christian Pittard

/s/ Andrea Melia*	Treasurer and Chief Financial Officer	January 5, 2012
Andrea Melia

/s/ John T. Sheehy*	Director	January 5, 2012
John T. Sheehy

/s/ William J. Potter*	Director	January 5, 2012
William J. Potter

/s/ Peter D. Sacks*	Director	January 5, 2012
Peter D. Sacks

/s/ Martin Gilbert*	Director	January 5, 2012
Martin Gilbert

/s/ Neville J. Miles*	Director	January 5, 2012
Neville J. Miles

* By:	/s/ Lucia Sitar	January 5, 2012

Attorney-in-Fact

Exhibit Index

(h)	Sales Agreement.

(l)	Opinion and Consent of Venable LLP.